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                                     [LOGO]

                                                               November 21, 1995

Dear Wallace Shareholder:

    The determination by your Board of Directors that Moore Corporation Limited's $60 unsolicited hostile tender offer is INADEQUATE was dramatically reinforced by the record first quarter results we announced yesterday. Earnings per share before takeover expenses rose 63.5 percent over the first quarter of last year on a 35.4 percent gain in sales. These results substantially exceeded analysts' estimates and clearly demonstrate that Moore is attempting to DEPRIVE YOU, THE WALLACE SHAREHOLDERS, OF THE VALUE INHERENT IN YOUR SHARES.

WALLACE IS PRODUCING RECORD RESULTS

    The record first quarter results marked our fifth consecutive quarter of substantial growth. Your management has fundamentally moved the growth trajectory of your company upward and this is a major reason why Moore is attempting to gain control through its INADEQUATE offer.

    Our performance, proven track record and history of meeting or exceeding projections should confirm to all investors that Moore's offer is INADEQUATE because it does not reflect our value. A copy of the news release announcing first quarter results is attached.

MOORE'S OFFER IS INADEQUATE

    Your Board of Directors, after consultation with its financial advisor, Goldman, Sachs & Co., has unanimously rejected the Moore offer as INADEQUATE. We ask you to do the same thing. The Board is committed to act in the best interests of all Wallace shareholders, who have been well served by your current Board and management and will continue to be well served. In light of the record first quarter results, the Board continues to be optimistic about the future prospects of your company.

YOUR PROXY IS IMPORTANT

    We urge you not to sign any gold proxy cards you may receive from Moore or its agents. Your vote is important to ensure that Wallace continues to grow as an independent company and continues to deliver value to you today and in the future. If you have already signed Moore's gold proxy card, you may revoke that proxy card by signing, dating and returning the enclosed WHITE Wallace proxy card.
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RETURN THE ENCLOSED CARD

    PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE CARD EVEN IF YOU PREVIOUSLY HAVE SIGNED AND SENT IN ONE OR MORE WHITE CARDS. Only your latest dated proxy card will be counted. We are asking you to return new WHITE cards from time to time to reconfirm your vote and help us track the voting as we get closer to the annual meeting.

    Thank you for your loyalty and continued support.

    Sincerely,

[TED DIMITRIOU SIGNATURE]                [BOB CRONIN SIGNATURE]
Ted Dimitriou                            Bob Cronin
CHAIRMAN OF THE BOARD                    PRESIDENT AND CEO

                      SHAREHOLDERS WHO DESIRE ASSISTANCE:

1. SHAREHOLDERS WHO DESIRE ASSISTANCE IN VOTING MAY CONTACT MORROW & CO., INC. AT THE TELEPHONE NUMBER SET FORTH BELOW.

2. SHAREHOLDERS WHO DESIRE ASSISTANCE IN WITHDRAWING SHARES TENDERED PURSUANT TO THE MOORE OFFER MAY CONTACT MORROW & CO., INC., WHICH IS ASSISTING WALLACE, AT THE TELEPHONE NUMBER SET FORTH BELOW.

                                                              MORROW & CO., INC.
                                                       TOLL FREE: 1-800-662-5200
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                                     [LOGO]

                                  NEWS RELEASE

For Immediate Release

Contact: Hill and Knowlton,
         Jeff Zilka or Roy Wiley 312/255-1200
         Wallace, Brad Samson 708/449-8600

                     WALLACE REPORTS ANOTHER RECORD QUARTER

    HILLSIDE, Ill., November 20, 1995 -- Wallace Computer Services, Inc. (NYSE:WCS) today reported that sales for its first quarter ended October 31, 1995 increased 35.4 percent to $214.4 million compared to $158.4 million for the first quarter last year. Before takeover expenses, net income rose 65.6 percent to $19.3 million compared to $11.6 million last year, and earnings per share rose 63.5 percent to 85 cents compared to 52 cents per share achieved in fiscal 1995. These results exceeded the company's most recent forecast and all analyst projections.

    "The strategies we initiated two years ago have fundamentally shifted the growth trajectory of the company as demonstrated by the accelerating results we posted in this first quarter and in the four quarters preceding it," said Bob Cronin, Wallace president and chief executive officer. He further noted that the hostile takeover bid was delaying the signing of some new contracts, and in its absence, results could be even higher.

    "We've begun fiscal 1996 with even better results than we anticipated, based on strong growth in all product areas," Cronin added. "The 63.5 percent increase in EPS we achieved before takeover expenses is outstanding faced with the issue of the hostile takeover attempt by Moore. We owe special thanks to the Wallace employees for their dedication during these extremely challenging times."

    Customer interest in the Wallace Information Network-TM- (W.I.N.-TM-) and Select Services programs is at an all-time high and the company closed the quarter with 19 new customers implementing these systems for a total to-date of 176.

    LIFO charges were six-tenths of one cent for the quarter. The effective tax rate for the quarter was 38 percent compared to 36.5 for the first quarter last year.

    Earnings per share (before takeover expenses) for the last four quarters was $2.79. Management anticipates that for the four quarters ending with the current quarter (January 31, 1996), EPS will equal or exceed $3.06. In light of these results, management is reviewing, and anticipates increasing, its previous public forecast for fiscal year 1996 of $3.28 in earnings per share before takeover expenses.

    The results for the first quarter underscore the Board's determination that, in light of the company's future prospects, the company's remaining independent is in the best interests of shareholders.

    Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.

                           #         #        #        #
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                        WALLACE COMPUTER SERVICES, INC.
                                  (UNAUDITED)

THREE MONTHS ENDED OCTOBER 31                             1995            1994
----------------------------------------------------------------------------------

Net Sales...........................................  $214,438,000    $158,353,000

Income Before Income Taxes Before Takeover
 Expenses...........................................  $ 31,093,000    $ 18,335,000

Income Before Income Taxes After Takeover
 Expenses...........................................  $ 27,061,000    $ 18,335,000

Net Income Before Takeover Expenses.................  $ 19,278,000    $ 11,643,000

Net Income After Takeover Expenses..................  $ 16,778,000    $ 11,643,000

Net Income Per Common Share Before Takeover
 Expenses...........................................         $0.85           $0.52

Net Income Per Common Share After Takeover
 Expenses...........................................         $0.74           $0.52

Average Common Shares Outstanding...................    22,706,000      22,396,000